

Jack Kindred

Director of Cause Relations at Our Mayberry

Seattle, Washington · 2 connections · **Contact info**

 **Our Mayberry**

 **University of Puget S**

Experience

 **Our Mayberry**
4 yrs

Director of Cause Relations
Nov 2019 – Present · 11 mos
Bellevue, Washington

Co-Founder
2016 – Present · 4 yrs
Greater Seattle Area

Attorney/Coach
Jack Kindred Consulting
2006 – Present · 14 yrs
Greater Seattle Area

President
Localloop Global, Inc.
2013 – Nov 2019 · 6 yrs
Greater Seattle Area

Loan Officer/Mortgage Broker

Seattle Mortgage Company
2003 – 2006 · 3 yrs
Greater Seattle Area

Partner (1999 - 2001); Associate Attorney

Young, de Normandie, & Oscarsson
1993 – 2001 · 8 yrs
Greater Seattle Area

Legal practice specialized in Maritime, Personal In

Education



University of Puget Sound

Juris Doctorate, Law



University of Washington

Bachelor of Arts - BA, C

Volunteer Experience



Board President (2016-2018); Vice Preside (2009 - Present)

Boyer Childrens Clinic
Children

Volunteer

Experimental Education Unit @ The Haring Center, University of Washington
Education

President (2005); Board Member (2003 - 2006)

Roanoke Park Community Board



